UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Subject Company)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

871142105

(CUSIP Number of Class of Securities)

Stephen J. Tomassi

Vice President—General Counsel and Secretary

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

(949) 255-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ray La Soya Hughes Hubbard & Reed LLP 350 South Grand Avenue Los Angeles, California 90071-3442 (213) 613-2800	Bruce C. Davidson Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2006 and amended on April 26, 2006 and May 3, 2006, by Sybron Dental Specialties, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Smile Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated April 18, 2006 and filed with the SEC, as amended, to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, including the associated preferred stock purchase rights (the “Rights”) (which Rights together with the shares of the Company’s common stock are hereinafter referred to as the “Shares” or the “Common Shares”) at a purchase price of $47.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 18, 2006, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by adding the following new paragraphs immediately after the last paragraph of the section captioned “(f) Legal Proceedings” in Item 8:

“On May 5, 2006, an agreement in principle was reached to settle a class action law suit filed on April 24, 2006 by Dolphin Limited Partnership I, L.P. and other parties, in the Superior Court of the State of California, Orange County. The settlement resolves allegations by the plaintiffs against Parent, the Company and the Company’s directors, in connection with the tender offer, and includes no admission of wrongdoing. Under the terms of the settlement, the parties have agreed to reduce the termination fees associated with the transaction. In addition, the parties have agreed that the Company’s shareholders rights plan and other contractual restrictions will not be applicable to tender offers offering the Company’s shareholders above $47 in cash by third parties who sign and deliver the same form of merger agreement that Parent has signed and comply with certain other conditions. A copy of the Memorandum of Understanding is filed as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

On May 5, 2006, Parent and the Company issued a press release announcing the settlement, a copy of which is filed as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following Exhibit to Item 9:

Exhibit No.		Description
(a	)(1)(F)	Memorandum of Understanding dated May 5, 2006.

(a	)(1)(G)	Text of press release issued by Danaher and Sybron dated May 5, 2006.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBRON DENTAL SPECIALTIES, INC.

Dated: May 8, 2006	By:	/s/ STEPHEN J. TOMASSI
Stephen J. Tomassi Vice President - General Counsel and Secretary

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Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 18, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO).

(a)(1)(C)	Letter to Stockholders of the Company dated April 19, 2006.*

(a)(1)(D)	Joint Press release issued by Parent and the Company on April 12, 2006 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 12, 2006).

(a)(1)(E)	Complaint titled Dolphin Limited Partnership I, L.P. et al. v. Sybron Dental Specialties, Inc. et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.**

(a)(1)(F)	Memorandum of Understanding dated May 5, 2006.

(a)(1)(G)	Text of press release issued by Danaher and Sybron dated May 5, 2006.

(e)(1)	Agreement and Plan of Merger, dated as of April 12, 2006, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on April 12, 2006).

(e)(2)	Confidentiality Agreement between Parent and the Company dated as of March 13, 2006.**

Annex I	Information Statement.*

Annex II	Fairness Opinion of Credit Suisse Securities (USA) LLC dated April 11, 2006.*

*	Included with the Statement mailed to the Stockholders of the Company.
**	Previously filed.

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